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Exhibit 99.1

Press Release
Your Contacts:
Nathalie Jecker Aventis Global Communications Tel.: +33 (0) 3 88 99 11 16 Nathalie.Jecker@Aventis.com	Tony Roddam Aventis Global Communications Tel.:+33 (0)3 88 99 11 38 Tony.Roddam@Aventis.com

02/02/2004

AVENTIS GAINS ADDITIONAL FLEXIBILITY FOR RHODIA STAKE DISPOSAL

        On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie within a confidential timeframe of several years.

        The European Commission had agreed to the formation of Aventis through the combination of Rhône-Poulenc and Hoechst in 1999, subject to certain commitments (IP/99/626). One of the commitments related to Aventis reducing its stake in Rhodia to below 5% by April 2004. In addition, the Commission required that Wacker's operations be maintained separately from those of Rhodia, until the Aventis stake in Rhodia is divested.

        In parallel, the U.S. Federal Trade Commission has extended its separate deadline for Aventis' disposal of the Rhodia stake by one additional year, until April 22, 2005.

        In light of the current financial situation at Rhodia, Aventis had sought added flexibility to secure its own financial interest by allowing Rhodia to adequately restructure its operations.

        Aventis remains committed to divesting its non-core activities by the end of 2004.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Commission des Opérations de Bourse" in France, recently renamed "Autorité des marchés financiers".

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
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AVENTIS GAINS ADDITIONAL FLEXIBILITY FOR RHODIA STAKE DISPOSAL